EXHIBIT 1.01

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

dated as of

December 2, 2013

between

LOCAL STAFF, LLC,

as Buyer,

CROSS COUNTRY HEALTHCARE, INC.,

as Parent

and

ON ASSIGNMENT STAFFING SERVICES, INC.,

ASSIGNMENT READY, INC.

and

ON ASSIGNMENT, INC.,

collectively, as Seller

EXHIBITS
Exhibit 2.1 – Certain Purchased Assets
Exhibit 2.3 – Certain Assumed Liabilities
Exhibit 3.1(c) – Purchase Price Adjustment Contracts
Exhibit 3.1(d) – Purchase Price Allocation Principles
Exhibit 6.6 – Person Signing Retention Bonus Agreements
Exhibit 9.1(v) – Leases and Subleases
Exhibit A – List of Ancillary Agreements
Exhibit B – Individuals Included in Knowledge of Seller
Exhibit C – Form of Transition Services Agreement
Exhibit D – Form of Retention Bonus Agreements
Exhibit S – Seller Schedules

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of December 2, 2013 (this “Agreement”), is entered into by and between Local Staff, LLC (“Buyer”), Cross Country Healthcare, Inc. (“Parent”) and On Assignment Staffing Services, Inc., Assignment Ready, Inc. and On Assignment, Inc. (collectively, “Seller”).

RECITALS

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the business of Seller’s Allied Staffing division, as conducted on the date of this Agreement, that provides staffing of allied health professionals to healthcare facilities in the United States (the “Business”), including the Purchased Assets (as defined below) and subject to certain specified liabilities of the Business, on and subject to the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I.

DEFINITIONS

The terms defined in this Article I, whenever used herein (including, without limitation, the Exhibits and Schedules hereto), shall have the following meanings for all purposes of this Agreement:

“Actual Bonus Payment” means the aggregate value of bonus amounts payable to employees of the Business for all periods ending on or prior to November 30, 2013.

“Actual PTO Payment” means the aggregate value of accrued and unused vacation, personal days, sick pay and other paid time off credit payable for employees of the Business for all periods ending on or prior to November 30, 2013.

“Affiliate” means, when used with reference to a specified Person, (a) any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person, (b) any Person that is an officer, director, general partner, manager or managing member of the specified Person or of which the specified Person is an officer, director, general partner, manager or managing member, (c) any Person that, directly or indirectly, is the beneficial owner of ten percent (10%) or more of any class of the outstanding equity securities of the specified Person, and (d) such Person’s relatives, including such Person’s spouse or domestic partner (and relatives of such spouse or domestic partner), parents, siblings and lineal descendants (including those adopted) if such Person is an individual.

“Agreement” has the meaning set forth in the opening caption to this Agreement.

“Ancillary Agreements” means the Transition Services Agreement, and each of the agreements set forth on Exhibit A attached hereto.

“Applicable Law” means, with respect to any Person, any domestic or foreign, federal, provincial, state or local statute, law, ordinance, rule, regulation, principle of common law, order or other requirement of any Governmental Entity applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors or employees (in connection with such officer’s, director’s or employee’s activities on behalf of such Person or any of its Affiliates).

“Assumed Contracts” has the meaning set forth in Section 2.1(b).

“Business” has the meaning set forth in the recitals hereto.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to be closed.

“Business IT Systems” means all information technology systems, networks, hardware, computers, Software, servers, workstations, routers, hubs, switches, data communication lines, and other information technology equipment used in the operation of the Business.

“Buyer” has the meaning set forth in the caption hereof.

“Buyer Indemnified Parties” has the meaning set forth in Section 9.1.

“Cap” means Three Million Two Hundred and Fifty Thousand U.S. Dollars (U.S. $3,250,000).

“Closing” means the closing of the transactions contemplated by this Agreement.  The Closing shall be deemed to have occurred at 12:01 a.m. on the Closing Date.

“Closing Date” means December 2, 2013.

“Closing Date Purchase Price” means Twenty-Eight Million, Seven Hundred Thousand U.S. Dollars (U.S. $28,700,000.00), subject to adjustment pursuant to Article III.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercial Tax Agreement” means any commercial agreement not primarily related to Taxes that may impose contractual liability on the Business for Taxes of another Person, such as credit facilities with gross-up provisions, real estate leases with tax escalation provisions or agreements with healthcare facilities which require the Business to pay sales tax.

“Confidential Information” shall have the meaning set forth in Section 11.10.

“Daily EBITDA Rate” means, with respect to any Purchase Price Adjustment Contract, the Pre-Closing EBITDA divided by 182.5 days.

“Damages” has the meaning set forth in Section 9.1.

“Deductible” means Two Hundred and Fifty Thousand U.S. Dollars (U.S. $250,000.00).

“Employee Plan” has the meaning set forth in Section 4.8(a).

“Environmental Laws” means all federal and state statutes or regulations concerning the pollution, protection or cleanup of the environment, including those relating to the treatment, storage, disposal, handling, transportation, discharge, emission or release of Hazardous Substances, including the Clean Air Act, the Clean Water Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act.

“Environmental Liabilities” means any claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, encumbrances, liens, violations, costs and expenses (including attorneys’ and consultants’ fees), including costs of investigation, assessment, remediation or monitoring or defense of any matter relating to human health, safety or the environment of whatever kind or nature by any Person or Governmental Entity, (A) which are incurred as a result of (i) the existence of Hazardous Substances in, on, under, at or emanating from any Real Property or in connection with the operation of the Business, (ii) the transportation, treatment, storage or disposal of Hazardous Substances generated by the Business, or (iii) the violation of or non-compliance with any Environmental Laws, or (B) which arise under the Environmental Laws.

“ERISA” has the meaning set forth in Section 4.8(a).

“Estimated Bonus Payment” means Forty Four Thousand U.S. Dollars (U.S. $44,000.00).

“Estimated PTO Payment” means Eighty Five Thousand U.S. Dollars (U.S. $85,000.00).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Final Allocation” has the meaning set forth in Section 3.1(d).

“Financial Statements” has the meaning set forth in Section 4.3(a).

“Fiscal Year” means, for the referenced year, the one (1) year period beginning on January 1 and ending on December 31.

“GAAP” means generally accepted accounting principles in effect in the United States, applied on a consistent basis.

“Governmental Entity” has the meaning set forth in Section 4.2(c).

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous, radioactive, or toxic substance, petroleum, petroleum-based or petroleum-derived substance or waste or asbestos-containing material, the presence of which requires investigation or remediation under any Environmental Laws.

“Indebtedness” with respect to the Business means, without double counting and whether contingent or otherwise,  (a) any indebtedness or other obligation for borrowed money; (b) any obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business, (c) the face amount of all letters of credit issued for the account of the Business, (d) obligations secured by Liens, (e) capitalized lease obligations, (f) unfunded obligations for pension, retirement, severance benefits for any officer, director or employee of the Business, including paid time off, vacation days, sick days or similar benefits to any such officer, director or employee, (g) unfunded obligations for deferred compensation for any officer, director or employee of the Business, (h) all guarantees and similar obligations of the Business, (i) all accrued interest, fees and charges in respect of any Indebtedness, (j) all bankers acceptances and overdrafts, and (k) all interest, premiums and penalties (including prepayment and early termination penalties), and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any Indebtedness.

“Intellectual Property” has the meaning set forth in Section 4.7.

“Interim Financials” has the meaning set forth in Section 4.3(a).

“IRS” means the United States Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of the individuals set forth on Exhibit B attached hereto. Solely for purposes of Sections 4.10, “Knowledge of Seller” means the actual knowledge after reasonable investigation of the individuals set forth on such Exhibit B.

“Liability” means any direct or indirect Indebtedness, liability, claim, loss, damage, deficiency, cost, expense, fines, penalties, responsibility or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether secured or unsecured, whether choate or inchoate, whether fixed or unfixed, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due and regardless of when asserted).

“Lien” means any claim, lien (statutory or otherwise), encumbrance, pledge, restriction, charge, instrument, license, preference, priority, security agreement, covenant, right of recovery, option, charge, hypothecation, easement, security interest, interest, right of way, encroachment, mortgage, deed of trust, imperfection of title, prior assignments, Tax or other encumbrance or charge of any kind or nature whatsoever, including, without limitation: (a) any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing, (b) any assignment or deposit arrangement in the nature of a security device, (c) any leasehold interest, license or other right, in favor of a third party, to use any portion of the assets or properties of the Business, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown, (d) any restriction on transfer, (e) any voting trust agreement or arrangement, or (f) any restriction on the creation of any of the foregoing.

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is materially adverse to the business, condition, properties, assets, prospects or results of operations of the Business or the Purchased Assets, except for any change, event, development, occurrence, circumstance or effect that arises out of, results from or is attributable to (A) any changes affecting conditions in the United States economy or capital or financial markets generally, including any change in interest or exchange rates or commodity prices, (B) any change in conditions in the political, economic or business conditions generally affecting the industry in which the Business operates or any change in GAAP, (C) any natural disaster, hostilities, act of terrorism or war (whether or not threatened, pending or declared) or the escalation or material worsening of any such natural disaster, hostilities, acts of terrorism or wars (in the case of clauses (A), (B) and (C), which individually or in the aggregate, do not disproportionately affect the Business as compared to the others in the industry).

“Material Contracts” has the meaning set forth in Section 4.9(a).

“Most Recent Balance Sheet” has the meaning set forth in Section 4.3(a).

“Non-Assignable Contract” has the meaning set forth in Section 2.5.

“Parent” has the meaning set forth in the caption hereof.

“Permits” means all material licenses, permits, consents, approvals, registrations, qualifications and filings under any federal, state or local laws or with any Governmental Entities.

“Permitted Liens” has the meaning set forth in Section 4.6(a).

“Person” means an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity, or any Governmental Entity or quasi-governmental body or regulatory authority.

“Pre-Closing EBITDA” means, with respect to any Purchase Price Adjustment Contract, the product of (i) the revenues derived from such contract during the period June 1, 2013 through November 30, 2013 and (ii) 0.08.

“Proceedings” shall have the meaning set forth in Section 4.13.

“Property” (or “Properties” when the context requires) means any Real Property and any personal or mixed property, whether tangible or intangible, owned, leased or used by the Business.

“Purchase Price” shall have the meaning set forth in Section 2.6.

“Purchase Price Adjustment Contract” means any of the contracts in effect immediately prior to the Closing between the Seller and each of the customers listed in Exhibit 3.1(c).

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchased Intellectual Property” shall mean the Intellectual Property identified on

  Exhibit 2.1(f).

“Real Property” means any real property owned, leased or occupied by the Business.

“Restricted Party” has the meaning set forth in Section 10.1.

“Restricted Period” has the meaning set forth in Section 10.1.

“Restrictive Covenants” has the meaning set forth in Section 10.3(c).

“Seller” has the meaning set forth in caption hereof.

“Seller Indemnified Parties” has the meaning set forth in Section 9.2.

“Seller Schedules” means the Seller’s schedules attached hereto as Exhibit S attached hereto.

“Software” means computer programs, applications and software, Internet web sites and the content therein, and data, databases and data collections, including all object code, source code, logic, rules, definitions, models, methodologies, algorithms, derivations, updates, enhancements, customizations, diagrams, descriptions, schematics, flow-charts, and other work product used to design, plan, organize and develop, and all documentation, in each case, relating to any of the foregoing.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, partnership, limited liability company or other entity in which such Person, directly or indirectly, owns or controls fifty percent (50%) or more of the voting stock or other ownership interests.

“Tax” or “Taxes” means (i) all federal, state, local or non-U.S. taxes, duties, imposts, levies, assessments, withholdings or similar charges imposed by any Governmental Entity, including all income, corporation, alternative minimum, gross receipts, capital, sales, use, ad valorem, value added, transfer, stamp duty, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, including Taxes payable with respect to Commercial Tax Agreements, (ii) all interest, penalties, additions to tax or other additional amounts imposed by any Governmental Entity in connection with any item described in clause (i) and (iii) all transferee, successor, joint and several, contractual or other liability (including liability pursuant to Treasury Regulation Section 1.1502-6 (or any similar state, local or foreign provision)) in respect of any items described in clause (i) or (ii).

“Tax Return” means any original or amended Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Tax authority.

“Termination” means (i) any cancellation or termination of a Purchase Price Adjustment Contract by the other party thereto or (ii) any refusal by the other party thereto to permit Buyer and any of its Affiliates to render the services specified in such Purchase Price Adjustment Contract (x) under such Purchase Price Adjustment Contract (both directly and on behalf of the Seller in accordance with the terms of the Transition Services Agreement) and (y) under any contract between such other party and Buyer or any of Buyer’s Affiliates (so long as the effect of this clause (y): (A) does not reduce the volume of business Buyer could otherwise perform under its contract with such party and (B) it provides to Buyer substantially the same revenue as the Purchase Price Adjustment Contract in question).

“Transaction Expenses” shall have the meaning set forth in Section 11.14.

“Transition Services Agreement” means the agreement, substantially in the form of Exhibit C, attached hereto, by and among the Buyer and Seller.

ARTICLE II.

PURCHASE AND SALE; CLOSING

Section 2.1. Purchase of Assets.  Upon the terms and subject to the conditions hereof, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from the Seller, all of the Seller’s rights, title and interests in and to the Business and all of the Seller’s rights, title and interests in and to all its assets, properties and rights of every kind and description, personal and mixed, tangible and intangible, used exclusively in the Business, wherever situated (excluding only Excluded Assets) and whether or not carried on the books of the Seller, as those assets exist immediately prior to the Closing, together with the following assets, properties, rights and interests of the Seller used in or relating to the Business (collectively, the “Purchased Assets”), free and clear of any Liens except Permitted Liens:

(a)  the tangible property, whether owned, leased or licensed by the Seller, wherever located and whether or not carried on the books of the Seller, including, without limitation, those items identified on Exhibit 2.1(a) attached hereto;

(b)  all right, title and interest of the Seller in the written contracts, agreements or other instruments set forth on Exhibit 2.1(b) attached hereto (including only those amendments thereto that are set forth on such Exhibit) (the "Assumed Contracts");

(c)  all customer and vendor lists, customer credit histories, information, files, correspondence, records, data, plans, contracts and recorded knowledge of the Business included in the Seller’s books and records, and any other information of the Business reduced to writing (but Seller may retain copies of any such items in any format, subject to the restrictions of Article X and Section 11.10);

(d)  all Permits held in connection with the Business to the extent legally transferable or assignable;

(e)  all deposits and prepaid expenses of the Business (or the portion thereof allocable to the Business, if related to both the Business and other business activities of the Seller), all of which are identified on Exhibit 2.1(e);

(f)  the Purchased Intellectual Property identified on Exhibit 2.1(f) attached hereto;

(g)  all books, records, general ledgers, operating data, employee records, computer records and other data relating to the Business, including, but not limited to, all records, documents or data relating to accounting and financial information and all sales and marketing information which relate to the Business, all rights of the Seller in all telephone and facsimile numbers used in the Business, as well as all existing sales literature, marketing materials and related items (but Seller may retain copies of any such items in any format, subject to the restrictions of Article X and Section 11.10);

(h)  all right, title and interest to all causes of action, claims and rights in litigation or which could result in litigation against any party pertaining to the Business or the Purchased Assets; and

(i)  all goodwill of the Business.

Section 2.2.  Excluded Assets.  Notwithstanding the foregoing, the Purchased Assets shall not include (collectively, the "Excluded Assets"):

(a)  all rights of the Seller under this Agreement;

(b)  all rights and interests under the Employee Plans;

(c)  any contract, agreement or other instrument other than the Assumed Contracts;

(d)  all cash and cash equivalents of the Business;

(e)  all accounts receivable of the Business; and

(f)  the Seller’s names, trademarks and other Intellectual Property, unless specifically included in the Purchased Intellectual Property.

Section 2.3.  Assumed Liabilities.  Buyer shall not assume or be responsible for, and shall in no event be liable for, any debts, liabilities or obligations of or relating to the Business or the Seller, whether fixed or contingent, known or unknown, liquidated or unliquidated, suspected or unsuspected, material or immaterial, absolute or contingent, matured or unmatured, determinable or undeterminable, direct or indirect, secured or unsecured, or otherwise.  As the sole exceptions to the first sentence of this Section 2.3, from and after the Closing Date, Buyer hereby assumes and agrees to pay, discharge or perform, as appropriate, the following (the “Assumed Liabilities”):  (a) the obligations of the Business under the Assumed Contracts to the extent such obligations accrue on or after the Closing Date or are not required to be performed prior to the Closing Date and are disclosed in the text of such Assumed Contracts and do not arise out of or relate to a default or breach of the applicable Assumed Contract, and (b) the obligations specifically identified in Exhibit 2.3.

Section 2.4.  Excluded Liabilities.  Without limiting the generality of the first sentence of Section 2.3, the Seller shall be solely responsible and liable for the following, unless specifically identified on Exhibit 2.3 as one of the Assumed Liabilities (the “Excluded Liabilities”):

(a)  any liability or obligation with respect to current, former or retired employees of the Business (including any liability for unpaid bonuses, severance payments, or other amounts payable to employees) or consultants of the Business arising out of or relating to the employment of such employees or retention of such consultants prior to the Closing Date;

(b)  all liabilities and obligations for Taxes, fees and other similar items however designated, and all interest, penalties and additions to Tax, including franchise and income Taxes and all accrued property, sales, use and payroll Taxes incurred or arising prior to the Closing Date, or incurred or accrued after the Closing Date in connection with or relating to activities of the Business prior to the Closing Date;

(c)  Indebtedness;

(d)  all liabilities and obligations of the Seller relating to the operation of the Business prior to the Closing Date or in the generation of accounts receivable prior to the Closing Date including all trade payables and accrued expenses;

(e)  all liabilities and obligations arising out of or relating to the provision of any services prior to the Closing Date;

(f)  all litigation, whether currently pending or not, relating to the operation of the Business prior to the Closing Date, or arising on or after the Closing Date to the extent that such litigation relates to activities of the Business prior to the Closing Date;

(g)  all liabilities and obligations under contracts, leases, commitments, understandings or other agreements (or amendments thereto) that are not specifically assumed by Buyer under Section 2.3;

(h)  all liabilities and obligations arising out of any failure to perform any obligation required to be performed or out of any default (or out of any event, fact or circumstance that, with notice or lapse of time or both, would constitute a default) before the Closing Date under any of the Assumed Contracts (regardless of whether the assignment of any Assumed Contract contains anything to the contrary or is silent on such issue) or out of the failure to comply with any law, regulation, ordinance, order, writ, judgment, injunction, decree or other requirement of any governmental body or court;

(i)  all liabilities and obligations to Seller or any Affiliate of the Seller;

(j)  all liabilities and obligations of the Seller or any ERISA Affiliate with respect to any Employee Plan established, maintained, sponsored or contributed to by the Seller or any ERISA Affiliate;

(k)  all liabilities and obligations arising out of or relating to the Excluded Assets; and

(l)  all liabilities and obligations of the Seller that Buyer is not specifically assuming under Section 2.3;

Section 2.5.  Non-Assignable Contracts.

(a)  To the extent that any Assumed Contract is not capable of being assigned or transferred without the consent or waiver of the other party thereto or any third party, or if such assignment or transfer, or attempted assignment or transfer, would constitute a breach thereof (a “Non-Assignable Contract”), neither this Agreement nor any Ancillary Agreement shall constitute an assignment or transfer of any such Non-Assignable Contract, or an attempted assignment or transfer of any such Non-Assignable Contract.  The Seller shall have the continuing obligation after the Closing to use its commercially reasonable efforts to obtain all necessary consents to the assignment or transfer of any Non-Assignable Contracts, and the Buyer and the Parent shall reasonably cooperate with such efforts.  Upon obtaining the requisite third party consent thereto, each Non-Assignable Contract shall be transferred and assigned to Buyer (or its designated Affiliate) hereunder.  Notwithstanding anything to the contrary in this Section 2.5, with respect to any Non-Assignable Contract that is not assigned and transferred to Buyer (or its designated Affiliate) pursuant to the first sentence of this Section 2.5, after the Closing and until the requisite Consent is obtained and the foregoing is assigned and transferred to Buyer, such Non-Assignable Contract shall be administered by Seller and Buyer in the manner specified in the Transition Services Agreement.

Section 2.6.  Consideration.  The consideration for the Purchased Assets shall be the Closing Date Purchase Price, as adjusted pursuant to Article III (the “Purchase Price”).  The Closing Date Purchase Price shall be paid to Seller at Closing by wire transfer of immediately available funds to the account designated in writing by Seller.

Section 2.7.  The Closing.  The Closing shall take place contemporaneously with the execution and delivery of this Agreement and shall be conducted on the Closing Date in such manner as shall be mutually satisfactory to Buyer and Seller.

ARTICLE III.

PURCHASE PRICE ADJUSTMENTS AND ALLOCATION

Section 3.1.  Purchase Price Adjustments and Allocation.  The Purchase Price shall be subject to adjustment as set forth herein and all references in this Agreement to the Purchase Price shall be deemed to be the Purchase Price as adjusted pursuant to this Article III.

(a)  Within thirty (30) days after the Closing Date, Seller shall prepare and deliver to Buyer and Parent draft calculations of the following: (i) the Actual Bonus Payment and (ii) the Actual PTO Payment. The Actual Bonus Payment and the Actual PTO Payment shall be calculated in accordance with the terms of Seller’s bonus and PTO plans as in effect on November 30, 2013 in accordance with past practice. Buyer or Parent shall have thirty (30) days following the delivery of the calculation of the Actual Bonus Payment and the Actual PTO Payment to notify Seller in writing of any disagreements with the foregoing. In the event Buyer or Parent submits an objection, the parties will attempt to in good faith to resolve such disagreement and, upon such resolution, if any, the Purchase Price shall be adjusted as provided in Section 3.1(b) below.

(b)  In the event the Actual Bonus Payment is greater than the Estimated Bonus Payment, the Purchase Price shall be reduced by such amount. In the event the Estimated Bonus Payment is greater than the Actual Bonus Payment, the Purchase Price shall be increased by such amount. In addition, in the event the Actual PTO Payment is greater than the Estimated PTO Payment, the Purchase Price shall be reduced by such amount. In the event the Estimated PTO Payment is greater than the Actual PTO Payment, the Purchase Price shall be increased by such amount. The net of such increase or decrease in the Purchase Price shall promptly be remitted to Buyer or Seller, as applicable.

(c)  If Buyer receives any notice of the Termination of any Purchase Price Adjustment Contract prior to May 31, 2014, Buyer will promptly notify Seller and will cooperate with any commercially reasonable efforts by Seller to prevent such Termination.  In the event of the Termination of any Purchase Price Adjustment Contract prior to May 31, 2014, (x) Buyer will prepare and deliver to Seller a calculation of the number of days between the effective date of the Termination and May 31, 2014, and (y) Seller will prepare and deliver to Buyer a calculation of the Daily EBITDA Rate for the Purchase Price Adjustment Contract that suffered the Termination.  Seller will promptly remit to Buyer a payment equal to: (i) the Daily EBITDA Rate multiplied by (ii) the number of days between the effective date of the Termination and May 31, 2014, multiplied by (iii) 8.8.  In the event Buyer or Seller submits an objection, the parties will attempt to in good faith to resolve such disagreement and, upon such resolution, if any, the Purchase Price shall be adjusted as provided in this Section 3.1(c).

(d)  The Purchase Price (and other relevant items) shall be allocated in accordance with the principles set forth in Exhibit 3.1(d).  Buyer shall prepare and deliver a draft Purchase Price allocation to Seller within one hundred and twenty (120) days after the Closing Date, which shall be subject to the consent of Seller not to be unreasonably withheld, conditioned or delayed (such allocation, as agreed to by the parties, the “Final Allocation”).  The Seller and the Buyer shall revise the Final Allocation to the extent necessary to reflect any adjustment to the Purchase Price in a manner that is consistent with the Final Allocation.  Unless otherwise required by law, none of the parties shall take any position inconsistent with the Final Allocation on any Tax Return (including IRS Forms 8594 or 8023) or for any other U.S. federal, applicable state, local or non-U.S. income Tax purpose.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as of the Closing Date as follows:

Section 4.1.  Organization.  The Seller is duly organized and validly existing, in good standing under the laws of the State of Delaware and has full corporate, power and authority to carry on its business as now conducted by it and to own or lease the Purchased Assets.

Section 4.2.  Authority of Seller; No Conflict; Required Filings and Consents.

(a)  Seller has the full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements (to the extent a party thereto), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated to be performed by Seller hereby and thereby.  The execution and delivery by Seller of this Agreement and the Ancillary Agreements (to the extent a party thereto), the performance of its obligations under, and the consummation of the transactions contemplated by this Agreement and each of the Ancillary Agreements (to the extent a party thereto) have been duly authorized by all necessary corporate action on the part of Seller.  This Agreement has been, and each of the Ancillary Agreements (to the extent a party thereto) delivered at Closing will be, duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except to the extent limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether such enforceability is considered in a proceeding at law or in equity.

(b)  Except as set forth on Schedule 4.2(b) of the Seller Schedules, the execution and delivery by Seller of this Agreement and the Ancillary Agreements (to the extent a party thereto) does not, and the consummation by it of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of any provision of the organizational documents of Seller, (ii) violate any law, rule or regulation applicable to the Seller, the Business or the Purchased Assets, or (iii) conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by the terms of any judgment, court order or consent decree or any material agreement to which the Seller, the Business or the Purchased Assets is a party, or constitute a default thereunder.

(c)  None of the execution and delivery by the Seller of this Agreement or any Ancillary Agreements (to the extent a party thereto) or the consummation of the transactions contemplated hereby or thereby will require any consent, approval, order or authorization of, or registration or filing with, any court, administrative agency or other governmental authority or instrumentality (“Governmental Entity”) or any third party on the part of the Seller, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and (ii)  such other consents, authorizations, filings, approvals and registrations which are listed on Schedule 4.2(c) of the Seller Schedules.

Section 4.3.  Financial Statements; Absence of Undisclosed Liabilities.

(a)  Seller has delivered to Buyer accurate and complete copies of (i) an unaudited balance sheet of the Business as of September 30, 2013 (the “Most Recent Balance Sheet”), and the related unaudited statements of operations of the Business for the ten-month period then ended (together with the Most Recent Balance Sheet, the “Interim Financials”) and (ii) the unaudited balance sheet of the Business as of December 31, 2012, and the related unaudited statements of operations of the Business for the year ended December 31, 2012 ((i) and (ii) collectively, the “Financial Statements”).

(b)  The Financial Statements have been prepared in accordance with the books and records of the Business (which are accurate and complete in all material respects) and present fairly, subject to, in the case of the Interim Financials, normal year-end adjustments consistent with past practice, the financial position and results of operations of the Business as of their historical dates and for the periods indicated.  The Financial Statements have been prepared in accordance with GAAP subject to, in the case of the Interim Financials, normal year-end adjustments consistent with past practice and the absence of footnotes.

(c)  All of the accounts receivable of the Business set forth on the Most Recent Balance Sheet have arisen from bona fide transactions in the ordinary course of business consistent with past practice.  The reserves for doubtful accounts, rebates and unearned revenues set forth on the Most Recent Balance Sheet are adequate and are in accordance with GAAP consistently applied and in accordance with past practices of the Business.  All intercompany accounts (including, without limitations, all trade accounts receivable, notes receivable, intercompany receivables and other miscellaneous receivables) and payables of Seller and its Affiliates with and from the Business are excluded on the Most Recent Balance Sheet.

(d)  The Business does not have any Liabilities, other than (i) Liabilities set forth on the face of the Interim Financials (rather than any notes thereto) and adequately reserved against therein in accordance with GAAP, (ii) Liabilities of a similar nature to those set forth on the Interim Financials which have arisen after the date of the Interim Financials in the ordinary course of business (in each case, none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Applicable Law) , (iii) Liabilities of the type that would not be required by GAAP to be reserved against or reflected in the Interim Financials, which individually or in the aggregate are not material and (iv) Liabilities incurred in connection with the transactions contemplated by this Agreement.

Section 4.4.  Tax Matters.  Except as set forth on Schedule 4.4 of the Seller Schedules:

(a)  The Seller has timely filed or caused to be timely filed all material Tax Returns that are required to be filed by it with respect to the Business (taking into account any applicable extension of time within which to file) and each such Tax Return is complete and accurate in all material respects.

(b)  All material Taxes of the Seller with respect to the Business that are due and payable (whether or not shown on a Tax Return) have been paid, other than any Taxes being contested in good faith by appropriate proceedings for which reserves have been provided that are adequate (in accordance with GAAP) in all material respects.

(c)  All Tax deficiencies, assessments or other claims asserted in writing against the Seller with respect to the Business, by any Tax authority have been paid or fully and finally settled.

(d)  With respect to the Business, the Seller is not (i) currently the subject of any Tax audit or other examination (and no Tax audit or other examination is pending or, to the Knowledge of Seller, proposed or threatened) or (ii) engaged in any administrative or judicial proceeding with any Tax authority.

(e)  With respect to the Business, the Seller has not entered into a written agreement or waiver extending any statute of limitations relating to any Taxes that has not since expired.

(f)  With respect to the Business, all Taxes that the Seller was required by law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party has been duly and timely withheld or collected and paid over to the proper Tax authorities.

(g)  With respect to the Business, no claim has been made in writing by any Tax authority in a jurisdiction in which the Seller does not pay Tax or file a Tax Return that such entity is or may be subject to Taxation by that jurisdiction.

(h)  There are no Tax liens with respect to any Purchased Assets, other than liens in respect of ad valorem property Taxes not yet due and payable and other Permitted Liens.

(i)  With respect to the Business, the Seller has never participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)  None of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(k)  None of the Purchased Assets, directly or indirectly secures any Indebtedness the interest of which is Tax-exempt under Section 103(a) of the Code.

Section 4.5.  Absence of Certain Changes or Events.  Since December 31, 2012 (or such other date specified below), except as set forth on Schedule 4.5 of the Seller Schedules:

(a)  the Business has not suffered any change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)  the Business has not suffered any damage, destruction or loss, whether covered by insurance or not, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)  the Seller has not granted or agreed to make any increase in the compensation payable to directors, officers or employees of the Business, except increases (other than to officers or key employees) granted in the ordinary course of business, consistent with past practices, or increases required by any Employee Plan;

(d)  the Seller has not adopted, amended or terminated any Employee Plan;

(e)  the Seller has not entered into any employment or severance agreement with, or granted any severance or termination pay to, any officer, employee or independent contractor of the Business;

(f)  with respect to the Business, the Seller has not hired or engaged any employee, agent or consultants other than in the ordinary course of business consistent with past practice;

(g)  with respect to the Business, the Seller has not caused or permitted any delay in the payment or discharge of outstanding payables other than in the ordinary course of business consistent with past practice;

(h)  since September 30, 2013, with respect to the Business, the Seller has not made any change in any financial accounting method, principle or practice (including any financial election), except for any change required by a change in GAAP;

(i)  with respect to the Business, the Seller has not taken any action that has resulted in a material change in the historical number of days for the collection of accounts receivable;

(j)  with respect to the Business, the Seller has not entered into any offers or discounts with respect to sales, receivables or future contracts other than in the ordinary course of business consistent with past practice;

(k)  the Business has not experienced any cancellation or, to the Knowledge of Seller, been notified of any threatened cancellation of any Material Contracts;

(l)  since September 30, 2013, with respect to the Business, the Seller has not sold, assigned or transferred, or agreed to sell, assign or transfer any assets or Properties with a fair market or book value in excess of One Hundred Thousand U.S. Dollars (U.S. $100,000), other than in the ordinary course of business, consistent with past practices;

(m)  except as set forth on Schedule 4.5(m) of the Seller Schedules, with respect to the Business, the Seller has not made any loan to, or entered into any other transactions with any of its officers or employees other than in the ordinary course of business, consistent with past practices;

(n)  since September 30, 2013, with respect to the Business, the Seller has not cancelled, satisfied or discharged any material claims or amended, terminated or waived any material rights of value;

(o)  since September 30, 2013, with respect to the Business, the Seller has not failed to pay when due any material liabilities, except with respect to any such liabilities being contested in good faith and identified in Schedule 4.5(o) of the Seller Schedules;

(p)  since September 30, 2013, with respect to the Business, the Seller has not made any capital expenditures exceeding One Hundred Thousand U.S. Dollars (U.S. $100,000) per expenditure;

(q)  since September 30, 2013, with respect to the Business, the Seller has not made any write-down or write-off of the value of any material asset, except for write-downs and write-offs of accounts receivable in the ordinary course of business and consistent with past practice;

(r)  since September 30, 2013, with respect to the Business, the Seller has not failed to pay any material amount of accounts payable or collect any material amount of accounts receivable, other than in the ordinary course of business and consistent with past practice;

(s)  Seller has not made any material change in the manner of conducting the Business or entered into any material transaction with respect to the Business (other than the transactions contemplated hereby), in each case other than in the ordinary course of business and consistent with past practice;

(t)  with respect to the Business, the Seller has not sold, assigned, licensed, abandoned or otherwise disposed of any Intellectual Property except in the ordinary course of business; or

(u)  with respect to the Business, the Seller has not entered into any agreement to do any of the foregoing.

Section 4.6.  Property.

(a)  The Seller has good and valid title or, in the case of leased assets, a valid leasehold interest, to all of the Purchased Assets, free and clear of all Liens, except (i) as set forth on Schedule 4.6 of the Seller Schedules; (ii) Liens for Taxes not yet due and payable; (iii) Liens for amounts not yet delinquent; (iv) Liens for Taxes, assessments or other governmental charges the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Most Recent Balance Sheet in accordance with GAAP; (v) Liens securing the claims or demands of materialmen, mechanics, carriers, warehousemen, landlords, and other like persons for labor, materials, supplies, or rentals, if any; (vi) Liens resulting from deposits made in connection with workers’ compensation, unemployment taxes or insurance, social security and like laws; and (vii) title of the landlord or lessor under any lease (collectively, “Permitted Liens”).

(b)  Other than assets located at Seller’s premises in Calabasas, California, the tangible property included within the Purchased Assets includes all material (whether individually or in the aggregate) tangible assets necessary to run the Business consistent with past practice.

(c)  The Seller does not own any Real Property with respect to the Business.

(d)  Schedule 4.6(d) of the Seller Schedules contains a list of all Real Property leased by the Seller with respect to the Business.  The Business enjoys peaceful possession of all such property.  Seller has previously delivered to Buyer copies of all lease documents relating to such property.  All lease documents are in full force and effect, and except as set forth on Schedule 4.6(d) of the Seller Schedules, will continue to be in full force and effect on identical terms after the Closing.  The Seller is not in default under any such lease document.  To the Knowledge of Seller, no event has occurred which constitutes or, with the passing of time or giving of notice, or both, would constitute a default by any other party to any such lease document.

(e)  To the Knowledge of Seller, neither the whole nor any portion of any Real Property leased by the Seller with respect to the Business is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority.

Section 4.7.  Intellectual Property.  Schedule 4.7 of the Seller Schedules contains a list of the trademarks, service marks, trade names, copyrights, patents, and domain names (collectively, together with all trade secrets, technology, inventions, Software, data, databases, trade dress and all other intellectual property and proprietary information, owned or licensed by the Seller and used in the Business, the “Intellectual Property”).  The Seller owns, or possesses adequate and enforceable licenses or other rights to use, all Purchased Intellectual Property, and the consummation of the transactions contemplated hereunder will not impair the rights of the Business therein.  Except as set forth on Schedule 4.7 of the Seller Schedules, (a) to the Knowledge of Seller, there is no violation by any third party of any right of the Seller with respect to the Purchased Intellectual Property, (b) no proceedings are pending or, to the Knowledge of Seller, threatened, alleging that the Purchased Intellectual Property is infringing upon the intellectual property rights of any third party or disputing the ownership, validity or enforceability of such intellectual property; and (c)  the Seller has not granted any Person a license to any one or more items of the Purchased Intellectual Property included in the Purchased Assets.

Section 4.8.  Employee Benefit Plans.

(a)  Schedule 4.8(a) of the Seller Schedules sets forth a list of all “employee benefit plans,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other employment, compensation or benefit plan, program, policy, agreement or arrangement, contributed to, sponsored or maintained, by the Seller for the benefit of any current or former employee or officer of the Business (each an “Employee Plan”).  Copies of each of the Employee Plans and each trust agreement, summary plan description and other material communication, and the most recent determination or opinion letter, actuarial valuation and annual report with respect thereto have been made available to Buyer.

(b)  Except as set forth on Schedule 4.8(b) of the Seller Schedules, the consummation of the transactions contemplated by this Agreement will not give rise to any material liability or materially increase the amount of compensation or benefits due to any employee of the Business solely by reason of such transactions.

Section 4.9.  Contracts.

(a)  Except as set forth on Schedule 4.9(a) of the Seller Schedules, with respect to the Business, the Seller:

(i)  has no employment, change of control, or severance agreements with any of its employees (other than an agreement setting forth an employment-at-will relationship without liability to the Business upon termination thereof);

(ii)  has no currently effective collective bargaining or union agreements or other collective agreement with respect to its employees;

(iii)  is not a party to an agreement that materially restricts it from competing with any Person or from carrying on the Business anywhere in the world;

(iv)  (x) is not a party to any lease or agreement under which it is lessee of any real or personal property owned by any other party, for which the annual rental exceeds Twenty-Five Thousand U.S. Dollars (U.S. $25,000) and (y) is not a party to any lease which can be terminated by another party thereto as a result of the transactions contemplated by this Agreement.

(v)  is not a party to any contract with any employee, officer or director of the Business (other than Employee Plans);

(vi)  is not a party to any contract with any customer or supplier of the Business having an original contract value in excess of One Hundred Thousand U.S. Dollars (U.S. $100,000);

(vii)  is not a party to any joint venture, partnership, technical assistance, research and development and other similar collaborative agreement or other arrangement involving a sharing of profits;

(viii)  is not a party to any contract (or group of related contracts) under which the Seller has created, incurred, assumed or guaranteed any Indebtedness; and

(ix)  is not a party to any Assumed Contract not wholly on an arm’s length basis in the ordinary and usual course of business.

The Assumed Contracts set forth on Schedule 4.9(a) of the Seller Schedules are referred to herein as “Material Contracts.”  Seller has made available to Buyer true and complete copies of each Material Contract, including any amendments or supplements thereto.

(b)  Each Material Contract is in full force and effect and the Seller is not in default under or in breach of any Material Contract.  Except as described on Schedule 4.9(b) of the Seller Schedules, to the Knowledge of Seller: (i) there is no default or breach or written claim of default or breach by any other party under, or dispute in writing regarding any Material Contract; (ii) no event has occurred which with the passage of time or the giving of notice or both would constitute a default or breach by the Seller or, the Knowledge of Seller, by any other party under any Material Contract or would permit termination, modification or acceleration of any Material Contract or constitute a similar event permitting the termination of the rights of the Business under any such Material Contract.  Except as set forth in Schedule 4.9(b) of the Seller Schedules, no Material Contract can be terminated by another party thereto as a result of the transactions contemplated by this Agreement.

Section 4.10.  Compliance with Law; Necessary Authorizations.

(a)  To the Knowledge of Seller, except as set forth in Schedule 4.10(a) of the Seller Schedules, with respect to the Business, the Seller is duly complying and has duly complied, in all material respects, with all Applicable Laws, rules, regulations, orders, ordinances, Permits, authorizations, judgments and decrees of all Governmental Entities.  The Seller has no Knowledge of any present or past failure so to comply or of any past or present events, activities or practices of the Seller which may be construed to indicate interference with or prevention of continued compliance, with any laws, rules or regulations or which may give rise to any common law or statutory liability, or otherwise form the basis of any material claim, action, suit, proceeding, hearing or investigation.  To the Knowledge of the Seller, neither the Seller, nor any of its officers or employees is the subject of any investigation relating to the Business.

(b)  The Seller has duly obtained all Permits, concessions, grants, franchises, licenses and other governmental authorizations, consents, and approvals necessary for the conduct of the Business; each of the foregoing is set forth in Schedule 4.10(b) of the Seller Schedules and is in full force and effect.  The Seller is in compliance with all material terms of all the foregoing; there are no proceedings pending or, to the Knowledge of Seller, threatened which may result in the revocation, cancellation, suspension or modification thereof, and the Seller does not have any Knowledge of any basis therefor; and the consummation of the transactions contemplated hereby will not result in any such revocation, cancellation, suspension or modification nor require the Seller or Buyer to make any filing or take any action in order to maintain the validity of, or to vest in Buyer all rights appurtenant thereto.

Section 4.11.  Labor Matters.

(a)  Except as set forth on Schedule 4.11 of the Seller Schedules, with respect to the Business: (i) there is no unfair labor practice complaint against the Seller pending or, to the Knowledge of Seller, threatened before the National Labor Relations Board or other Governmental Entity; (ii) there is no strike or material labor dispute pending or, to the Knowledge of Seller, threatened against the Seller; and (iii) to the Knowledge of Seller, no union organizing activities are taking place with respect to the Business.

(b)  With respect to the Business, the Seller is and has been in compliance with all applicable legal and regulatory requirements relating to labor and employment, including but not limited to requirements relating to discrimination, disability, labor relations, hours of work, payment of wages, immigration, workers compensation, working conditions, worker classification, employee scheduling, occupational safety and health, family and medical leave, plant closings and employee terminations, and no claim has been asserted or, to the Knowledge of Seller, threatened against the Business with respect thereto.

(c)  Schedule 4.11(c) of the Seller Schedules sets forth the name of each regular, full-time employee of the Business, together with the employee’s position, location, start date and annual rate of pay, but does not include any of the personnel placed with customers of the Business, whether or not employed by the Seller.

(d)  With respect to the Business, all individuals that have been classified or treated by Seller as independent contractors have been so classified or treated in compliance with Applicable Law.

Section 4.12.  Insurance.  Schedule 4.12 of the Seller Schedules sets forth a complete and accurate list of all current insurance policies or programs of self-insurance that have a policy limit of greater than One Hundred Thousand U.S. Dollars (U.S. $100,000) relating to the Business. All such insurance policies are legal, valid, binding and enforceable in accordance with each of their terms and are in full force and effect and all premiums have been paid in full.

Section 4.13.  Litigation.  Since January 1, 2013, with respect to the Business, the Seller has not been a defendant (including by reason of any crossclaim or counterclaim) in any suit or a party to any other action, legal or administrative proceeding, investigation or arbitration or other method of settling disputes or disagreements or governmental investigation by or before any Governmental Entity or non-governmental court, department, commission, board, bureau, agency or instrumentality (“Proceedings”), nor to the Knowledge of Seller has anyone asserted or threatened to make the Seller a party to any such Proceedings.

Section 4.14.  Environmental Matters.  Except as set forth on Schedule 4.14 of the Seller Schedules:

(a)  With respect to the Business, the Seller is and has been in compliance with all applicable Environmental Laws and the Business is not subject to any Environmental Liabilities.

(b)  With respect to the Business, the Seller is in compliance with all Permits, licenses and other authorizations that are required pursuant to Environmental Laws for the operation of the Business.

(c)  With respect to the Business, the Seller is not in default under, or in violation of, any binding order, judgment or decree or similar binding judicial or administrative ruling issued pursuant to any applicable Environmental Law.

(d)  With respect to the Business, the Seller has not entered into any consent decree or other written agreement with any Governmental Entity in settlement of any alleged material violation of or material liability under any applicable Environmental Law, under which decree or agreement the Seller has any unfulfilled obligations.

Section 4.15.  No Brokers.  Except as set forth on Schedule 4.15 of the Seller Schedules, Seller is not obligated for the payment of fees or expenses of any broker or finder in connection with the transaction contemplated hereby.

Section 4.16.  Customers.

(a)  Schedule 4.16(a) of the Seller Schedules sets forth a list of each customer that individually accounted for more than 2% of the gross sales of the Business, for each of the Fiscal Years ended December 31, 2011 and December 31, 2012 and during the nine-month period ended September 30, 2013.

(b)  Except as set forth on Schedule 4.16(b) of the Seller Schedules:

(i)  There has not been any material adverse change and, to the Knowledge of Seller, there are no facts which may reasonably be expected to indicate that any material adverse change may occur in the business relationship of the Business with any customer set forth on Schedule 4.16(a) of the Seller Schedules.

(ii)  The Business is not engaged in any disputes with any customer set forth on Schedule 4.16(a) of the Seller Schedules, and, to the Knowledge of Seller, no such customer intends to discontinue or adversely modify its relationship with the Business after the Closing.  In addition, to the Knowledge of Seller, no customer or group of customers of the Business is materially dissatisfied with its services.  To the Knowledge of Seller, during the two-year period prior to the date hereof, the Business has not granted any material rebate to any customers other than volume discounts granted in the ordinary course of business consistent with past practice.

Section 4.17.  Books and Records of the Business.

  The books and records of the Business have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices.  At the Closing, all of those books and records will be in the possession of or readily available to the Buyer, and Seller shall be entitled to keep copies of all such books and records.

Section 4.18.  Transactions with Seller and Affiliates.  Except as disclosed in Schedule 4.18 of the Seller Schedules, neither Seller nor any Affiliate of the Seller:

(i)  has any cause of action or other claim whatsoever against, or is owed any amount by, the Business or the Purchased Assets;

(ii)  has any interest in or owns any property (whether real, personal or mixed and whether tangible or intangible) or any material right used in the conduct of the Business;

(iii)  has outstanding any loan or advance from the Business, except expense account advances in the ordinary course of business that are not material, individually or in the aggregate; or

(iv)  is a party to any contract, lease, or instrument with the Business.

Section 4.19.  Powers of Attorney.  The Seller has not given a power of attorney or any other authority (express, implied or ostensible) with respect to the Business which is still outstanding or effective to any person to enter into any contract or commitment or do anything on its behalf, other than any authority to employees to enter into routine contracts in the normal course of their duties.

Section 4.20.     Information Technology.

(a)  Schedule 4.20 of the Seller Schedules sets forth a true and correct list of all (i) Software, and (ii) licenses, leases, development agreements, services or maintenance agreements, in each case, used, held for use or relating to the Business IT Systems.  The Business owns or has valid rights to use (by license or lease) the Business IT Systems used or held for use in the operation of the Business.

(b)  To the Knowledge of Seller, the rights of the Business to use such third party Software or equipment will be available for renewal when they expire on the same or substantially similar terms.  The consummation of the transactions contemplated by this Agreement will not impair the rights of the Business to use the Business IT Systems in any material respect.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER & PARENT

Buyer and Parent, jointly and severally, represent and warrant to Seller as follows:

Section 5.1.  Organization of Buyer & Parent.  Parent is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as contemplated by this Agreement.

Section 5.2.  Authority; No Conflict; Required Filings and Consents.

(a)  Each of Buyer and Parent has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement (to the extent a party thereto), to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.  The execution and delivery by each of Buyer and Parent of this Agreement and each Ancillary Agreement (to the extent a party thereto), the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated by, this Agreement and the Ancillary Agreements have been duly authorized by all necessary corporate action on the part of Buyer and Parent.  This Agreement and each Ancillary Agreement (to the extent a party thereto) has been duly executed and delivered by Buyer and Parent.  This Agreement and each Ancillary Agreement (to the extent a party thereto) constitutes a valid and binding obligation of each of Buyer and Parent enforceable by Seller against each of Buyer and Parent, in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether such enforceability is considered in a proceeding at law or equity.

(b)  The execution and delivery by each of Buyer and Parent of this Agreement and each Ancillary Agreement (to the extent a party thereto) does not, and the performance of its obligations hereunder and thereunder, and consummation of the transactions contemplated by, this Agreement and the Ancillary Agreements will not, (i) conflict with, or result in any material violation or breach of any provision of the governing documents of Buyer or Parent, (ii) violate any law, rule or regulation applicable to Buyer or Parent, except as would not reasonably be expected to have a material adverse effect or (iii) conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by the terms of any judgment, court order or consent decree, or any agreement to which Buyer or Parent is a party or constitute a default thereunder.

(c)  None of the execution and delivery by Buyer or Parent of this Agreement or any Ancillary Agreement (to the extent a party thereto), the performance of its obligations hereunder or thereunder, or the consummation of the transactions contemplated by, this Agreement and the Ancillary Agreements requires or will require any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or third party on the part of Buyer or Parent, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and (ii) those where the failure to obtain or make, as applicable, such consent, approval, order or authorization of, or registration, declaration or filing would not have a material adverse effect.

Section 5.3.  No Brokers.  Neither Buyer nor Parent is obligated for the payment of fees or expenses of any broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with the transaction contemplated hereby.

Section 5.4.  Condition of the Business.  Notwithstanding anything contained in this Agreement to the contrary, Buyer and Parent acknowledge and agree that the Seller is not making any representations or warranties whatsoever, express or implied, beyond those expressly given in Article IV.

ARTICLE VI.

COVENANTS

Section 6.1.  Filings and Authorizations.  The Seller, Parent and Buyer, as promptly as practicable, (i) shall make, or cause to be made, all such filings and submissions under laws, rules and regulations applicable to it or its Affiliates, as may be required to consummate the transactions contemplated herein, in accordance with the terms of this Agreement, (ii) shall use all commercially reasonable best efforts to obtain, or cause to be obtained, all authorizations, approvals, consents and waivers from all governmental and non-governmental Persons necessary to be obtained by it or its Affiliates, in order to consummate the transactions contemplated herein, and (iii) shall use all commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order it to fulfill its obligations hereunder.  The Seller, Parent and Buyer shall coordinate and cooperate with one another in exchanging such information and supplying such reasonable assistance as may be reasonably requested by each in connection with the foregoing.

Section 6.2.  Notice of Developments.  Each Party will give prompt written notice to the other Party of any development causing a breach of any of its representations and warranties in this Agreement.  No disclosure by any party pursuant to this Section 6.2 however, shall be deemed to amend or supplement the Seller Schedule or to prevent or cure any misrepresentation or breach of warranty.

Section 6.3.  Cash Collections.  All payments received after the Closing by Seller or its Affiliates in connection with or arising out of the Business or the Purchased Assets shall be promptly paid over to Buyer as promptly as practicable but in no event more than five (5) business days after receipt.  Any such payment shall be held by the Person receiving it in trust for Buyer and not constitute property of the Seller or such Person.  Seller shall cooperate with Buyer to cause all future payments and reimbursements to be paid directly to Buyer or its designee.

Section 6.4.  Misdirected Inquiries and Solicitations.  At any time after the Closing, if Seller or any of its Affiliates receives any inquiries or orders relating to the Business or, if Seller or any of its Affiliates receives any solicitations relating to the Business from a third party, such Person shall promptly refer such inquirer or solicitor to the management of Buyer, and notify Buyer of such inquiry or solicitation, with details to the extent known.  If Buyer or any of its Affiliates receive any notices, claims or other communications regarding operation of the Business prior to the Closing Date, such Person shall promptly provide copies of such notice, claim or communication to Seller.

Section 6.5.  Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees incurred in connection with this Agreement shall be borne and be paid one-half by the Seller and one-half by Buyer and Parent when due, and the Buyer or Parent shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, the Seller shall join in the execution of any such Tax Returns and other documentation.

Section 6.6.  Retention Bonus.  Seller shall offer and deliver Retention Bonus Agreements in the form attached hereto as Exhibit D, attached hereto, to each of the Persons set forth on Exhibit 6.6 representing aggregate retention bonus payments of $436,000. Seller will not accelerate the terms of payment of any amounts payable under such Retention Bonus Agreements without the consent of Buyer.

Section 6.7.  Further Assurances.  The parties hereto shall from time to time after the Closing Date execute and deliver such additional instruments and documents, as any party hereto may reasonably request to consummate the transfers and other transactions contemplated hereby.

Section 6.8.      Preservation of Business Records.  The Seller, the Parent and the Buyer agree that each of them shall preserve and keep each record held by them relating to the Business for a period of seven (7) years from the creation date of such record and shall make such records and their respective personnel available to the others as may be reasonably required by any such party in connection with, among other things, any insurance claims by Proceedings or Tax audits against or governmental investigations of the Seller or Buyer or any of their Affiliates, or to assist the Seller or Buyer to comply with their respective legal obligations and their obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby.

Section 6.9.  Cooperation with Litigation Defense.  With respect to any pending or threatened Proceeding for which the provisions of Article IX do not apply, the parties to this Agreement agree to cooperate fully with each other (at the requesting party’s sole cost and expense) in connection with such pending or threatened Proceeding, threatened Proceeding, or circumstances reasonably likely to result in a Proceeding involving any of such parties or their Affiliates, allegedly arising from the operation or ownership of the Business (including, without limitation, any threatened, actual, or possible Proceeding concerning any current or former employees or candidates of the Business, whether corporate, clinical or other personnel):

(a)  providing the affected party with reasonable access during regular business hours to the books, records and other information in the possession or control of the other parties regarding the subject matter of any such threatened, actual, or possible Proceeding; and

(b)  granting the affected party permission and access during regular business hours to interview and meet with the employees of the other parties regarding the subject matter of any such threatened, actual, or possible Proceeding.

Section 6.10.  Additional Insureds.  Commencing on the Closing Date, Buyer and Parent will cause the Seller to be added as Additional Insureds to every medical malpractice insurance and/or professional liability insurance policy or policies affording coverage to the Business (or any part thereof), and will maintain the Seller as Additional Named Insureds on all such policies until the third (3rd) anniversary of the Closing Date.

Section 6.11.  Landlord Consents.  Seller and Buyer hereby agree that Seller’s broker, CBRE, shall be responsible for obtaining the consents to the assumption by Buyer of the real estate leases and the consents to the subleases between Buyer and Seller of the real estate set forth on Exhibit 9.1(v) attached hereto.  Buyer and Parent agree to cooperate with Seller and CBRE in seeking out the required consents, and further agree to submit, provide and execute any reasonable documentation in connection therewith.  Seller shall be solely responsible for any commercially reasonable and customary fees imposed by the landlord pursuant to the provisions of such real estate leases and related to obtaining landlord’s consents.  In the event Seller determines that any of the landlords’ fees are commercially unreasonable, Seller reserves the right to terminate the applicable assumption or sublease upon written notice to Buyer and to retain its position as tenant under such lease.  Seller and Buyer each represent and warrant that (a) neither party has engaged or employed any real estate broker, agent or other intermediary in connection with the real estate leases and the subleases (with the exception of CBRE by Seller), and (b) no brokerage commissions shall be due and payable to any broker by or through such party.

ARTICLE VII.

RESERVED

Section 7.1.  Reserved.

ARTICLE VIII.

RESERVED

Section 8.1.  Reserved.

ARTICLE IX.

INDEMNIFICATION

Section 9.1.     Indemnification by the Seller.  From and after the Closing, the Seller shall indemnify and hold Buyer and its Affiliates, and their respective directors, officers, employees, shareholders, agents, successors and assigns (“Buyer Indemnified Parties”) harmless from and defend each of them from and against any and all demands, claims, actions, liabilities, losses, costs, damages or expenses whatsoever, including, without limitation, reasonable attorneys’ fees and expenses (and costs and reasonable attorneys’ fees in respect of any suit to enforce this provision) (collectively, “Damages”) asserted against, imposed upon or incurred by Buyer Indemnified Parties resulting from or arising out of (i) any alleged inaccuracy or breach of any representation or warranty of Seller contained in this Agreement, or any claim by a third party which, if true, would constitute such breach or inaccuracy; (ii) any breach of any covenant or obligation of Seller contained in this Agreement; (iii) any liability of the Seller or the Business other than the Assumed Liabilities; (iv) any Permitted Liens; and (v) the imposition of a fee, increase in the rent or commencement of eviction proceedings as a result of the failure to secure prior to Closing the consents to the assumption by Buyer of the real estate leases and the consents to the subleases between Buyer and Seller of the real estate set forth on Exhibit 9.1(v) attached hereto.  Notwithstanding anything contained herein to the contrary, but subject to the last sentence of this Section 9.1, (A) the Seller shall not be required to indemnify a Buyer Indemnified Party under clause (i) of the first sentence of this Section 9.1 unless the aggregate cumulative sum of all amounts for which indemnity would otherwise be due under clause (i) of the first sentence of this Section 9.1 exceeds the Deductible, in which case the Seller shall only be responsible for such excess and (B) the Seller’s aggregate maximum liability for indemnification under clause (i) of the first sentence of this Section 9.1 shall not exceed the Cap.  The limitations set forth in the immediately preceding sentence shall not apply to Damages arising from any inaccuracy or breach of the representations or warranties contained in Sections 4.2 (Authority, etc.), 4.4 (Tax Matters), 4.10 (Compliance with Law; Necessary Authorizations), 4.14 (Environmental Matters) and 4.15 (No Brokers).

Section 9.2.  Indemnification by Buyer and Parent.  From and after the Closing, Buyer and Parent, jointly and severally, shall indemnify and hold Seller, its Affiliates and their respective directors, officers, employees, shareholders, agents, successors and assigns (collectively “Seller Indemnified Parties”) harmless from and defend each of them from and against any and all Damages asserted against, imposed upon or incurred by the Seller Indemnified Parties resulting from or arising out of (i) any alleged inaccuracy or breach of any representation or warranty of Buyer or Parent contained in this Agreement or any Ancillary Agreement or any claim by a third party which, if true, would constitute such breach or inaccuracy; (ii) any breach of any covenant or obligation of Buyer or Parent contained in this Agreement or any Ancillary Agreement; (iii) any Assumed Liabilities.  Notwithstanding anything contained herein to the contrary, (A) Buyer and Parent shall not be required to indemnify a Seller Indemnified Party under clause (i) of the first sentence of this Section 9.2 unless the aggregate cumulative sum of all amounts for which indemnity would otherwise be due under clause (i) of the first sentence of this Section 9.2 exceeds the Deductible, in which case Buyer and Parent shall only be responsible for such excess and (B) Buyer’s and Parent’s aggregate maximum liability for indemnification under clause (i) of the first sentence of this Section 9.2 shall not exceed the Cap.  The limitations set forth in the immediately preceding sentence shall not apply to Damages arising from any inaccuracy or breach of the representations or warranties contained in Sections 5.2 (Authority, etc.) and 5.3 (No Brokers).

Section 9.3.  Survival of Representations and Warranties.  All representations and warranties contained in Articles IV and V shall survive the Closing and shall remain in full force and effect through the 548th day following the Closing Date; provided, however, that the representations and warranties contained in Sections 4.2, 4.4, 4.14, 4.15, 5.2 and 5.3 shall survive the Closing until the expiration of the applicable statute of limitations.

Section 9.4.  Terms and Conditions of Indemnification; Resolution of Conflicts.

(a)  Any party seeking indemnification must give the other party prompt notice of the claim for Damages (i) stating the aggregate amount of the Damages or an estimate thereof, in each case to the extent known or determinable at such time and (ii) specifying in reasonable detail the individual items of such Damages included in the amount so stated, and the nature of the misrepresentation, breach or claim to which such item is related; provided, however, that no delay on the part of the indemnified party in notifying any indemnifying party shall relieve the indemnifying party from any liability or obligation hereunder unless (and then solely to the extent that) the indemnifying party thereby is materially prejudiced by such failure to give notice.

(b)  The respective obligations and liabilities of the parties to indemnify pursuant to this Article IX in respect of any Damages arising from a claim by a third party shall be subject to the following additional terms and conditions:

(i)  The indemnifying party shall have the right to undertake, by counsel or other representatives of its own choosing reasonably satisfactory to the indemnified party, the defense, compromise, and settlement of such claim.

(ii)  In the event that the indemnifying party shall elect not to undertake such defense, or within twenty (20) days after notice of any such claim from the indemnified party shall fail to defend, the indemnified party (upon further written notice to the indemnifying party) shall have the right to undertake the defense, compromise or settlement of such claim, by counsel or other representatives of its own choosing on behalf of and for the account and risk of the indemnifying party.

(iii)  Notwithstanding anything in this Section 9.4 to the contrary, (A) the indemnified party shall have the right, at its own cost and expense, to participate in the defense, compromise or settlement of the claim, (B) the indemnifying party shall not, without the indemnified party’s written consent, which consent shall not be unreasonably withheld, settle or compromise any claim or consent to entry of any judgment and (C) in the event that the indemnifying party undertakes defense of any claim, the indemnified party, at its own cost and expense,  by counsel or other representative of its own choosing, shall have the right to consult with the indemnifying party and its counsel or other representatives concerning such claim and the indemnifying party and the indemnified party and their respective counsel or other representatives shall cooperate with respect to such claim, subject to the execution and delivery of a mutually satisfactory joint defense agreement.  Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third-party claimant (and includes a provision whereby the claimant or plaintiff in the matter releases the indemnified party from all liability thereto) and does not impose an injunction or other equitable relief upon the indemnified party, and the indemnifying party notifies the indemnified party in writing of the indemnifying party’s willingness to accept the settlement offer and, subject to the applicable limitations of this Article IX, pay the amount called for by such offer, and the indemnified party declines to accept such offer, the indemnified party may continue to contest such claim, free of any participation by the indemnifying party, and the amount of any ultimate liability with respect to such claim that the indemnifying party has an obligation to pay hereunder shall be limited to the lesser of (x) the amount of the settlement offer that the indemnified party declined to accept plus the reasonable out-of-pocket expenses incurred by the indemnified party relating to such claim through the date of its rejection of the settlement offer or (y) the aggregate Damages of the indemnified party actually incurred with respect to such claim.

(c)  Each indemnified party must take and must cause their respective Affiliates to take commercially reasonable efforts to minimize Damages to the extent reasonably possible upon and after becoming aware of any event which would reasonably be expected to give rise to any claim for Damages under this Article IX; provided, that in no event shall such indemnified party be required to bring any legal action.  Each indemnified party shall use reasonable commercial efforts to pursue, and to cause its Affiliates to pursue, all insurance claims to which it may be entitled in connection with any Damages it incurs, and the parties shall cooperate with each other in pursuing insurance claims with respect to any Damages or any indemnification obligations from third parties with respect to Damages.

(d)  The amount of any Damages incurred by any indemnified party hereunder shall be reduced by the net amount that such indemnified party recovers (after deducting all reasonable attorneys’ fees, out-of-pocket expenses and other costs of recovery) from any insurer or third party liable, in whole or in part, for such Damages.  If an indemnified party (or an Affiliate) receives any insurance payment for which it has already received an indemnification payment from the indemnifying party, it shall pay to the indemnifying party, within thirty (30) days of receiving such insurance payment, an amount equal to the excess of (i) the amount previously received by the indemnified party under this Article IX with respect to such claim plus the amount of the insurance payments received, over (ii) the amount of Damages with respect to such claim that the indemnified party is entitled to receive under this Article IX.

(e)  Other than in connection with third party claims, in no event will an indemnifying party be liable to an indemnified party under this Article IX for punitive damages.

(f)  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any claim for Damages under this Article IX, including without limitation providing the indemnifying party with reasonable access to the books, records and other information in the possession or control of the indemnified party during regular business hours regarding any such claim.

Section 9.5.  Qualifications.

(a)  Notwithstanding anything to the contrary in this Agreement, for purposes of the indemnification provisions in this Article IX, the determination of the amount of any Damages shall be made without giving effect to any “Material Adverse Effect” qualification or any materiality or similar qualification contained in the representations, warranties, covenants or agreements herein.

(b)  Any liability for indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(c)  The sole and exclusive remedy for any breach or inaccuracy, or alleged or threatened breach or inaccuracy, of any representation, warranty, covenant or agreement in this Agreement shall be indemnification in accordance with this Article IX; provided, that the foregoing shall not apply to claims arising from, or relating to, fraud; provided, further, that the foregoing shall not prohibit a party from seeking injunctive relief, specific performance or other equitable remedies for breach, or alleged or threatened breach, of any such agreement or covenant.

ARTICLE X.

RESTRICTIVE COVENANTS

Section 10.1.  Non-Competition.  Without the express written consent of Buyer, neither Seller nor any Affiliate of Seller (the “Restricted Parties”) shall, at any time during the five (5) year period following the Closing Date (the “Restricted Period”), directly or indirectly, for itself or on behalf of or in conjunction with any other Person, in any jurisdiction within the United States, (i) own, manage, control or participate in the ownership, management or control of any business, or engage in any activity that would be in competition with the Business as it existed as of the Closing Date, whether as an employer, proprietor, partner, stockholder, trustee, beneficiary, owner, joint venturer, investor, independent contractor, consultant, agent, lender, adviser or sales representative or (ii) take any action that is designed, intended or reasonably likely to have the effect of discouraging any customer, supplier, vendor, licensor, lessor, agent, employee, consultant, independent contractor or any other Person under contract or otherwise associated or doing business with the Business from maintaining the same business relationships with the Business after the Closing as it maintained prior to the Closing.

Section 10.2.  Non-Solicitation.  During the Restricted Period, no Restricted Party shall hire any of the individuals set forth on Schedule 10.2 of the Seller Schedules (unless such Person is terminated by Buyer prior to hiring by the Restricted Party). During the Restricted Period, no Restricted Party shall solicit (other than solicitation through general public advertisement not targeted at such individuals) or encourage any such Person to leave their employment with Buyer or any of its Affiliates.

Section 10.3.  General.

(a)  The restrictions set forth in this Article X shall not:  (i) apply to any Restricted Party that is acquired by an acquirer which is a competitor of the Business immediately prior to such acquisition; (ii) prohibit any Restricted Party from owning, managing, controlling or engaging in (x) any staffing of physicians, CRNAs, nurse practitioners, certified orthotists, physician assistants and other “advanced practice” professionals, (y) any staffing of personnel in information technology (IT), healthcare IT, engineering, life sciences, lab support and healthcare information management (including medical coders, medical transcription specialists, chart readers, cancer registry specialists and other positions with similar skills) or (z) any other type of staffing activity (other than the Business) in which such Restricted Party engages on the date of this Agreement; or (iii) prevent any Restricted Party from acquiring one or more entities that compete with the Business so long as (x) the amount of revenue that such entity derived from the portion of its business which competes with the Business in the 12 month period immediately prior to the date of such acquisition is (A) less than twenty percent (20%) of such entity’s aggregate revenues and (B) is less than ten million U.S. Dollars (U.S. $10,000,000) and (y) the assets of such portion of the business as of the date of such acquisition comprise less than twenty percent (20%) of the total assets of the acquired entity.

(b)  Each of the parties hereto acknowledges and agrees that the provisions of this Article X have been specifically negotiated by sophisticated commercial parties and that each was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement.

(c)  Seller acknowledges and agrees that (i) the market in which the Business competes is nationwide in scope, there exists nationwide competition for the services of the Business, and that the covenants and agreements contained in Sections 10.1 and 10.2 (collectively, the “Restrictive Covenants”) impose a reasonable restraint in light of the activities of the Business on the date of this Agreement; (ii) it is the intention of the parties hereto that the entire goodwill of the Business be transferred to Buyer as part of the transactions contemplated hereby; (iii) Seller and Buyer explicitly considered the value of the goodwill to be transferred and that such goodwill is valued as a component of the consideration to be paid by Buyer pursuant to the terms hereof; (iv) the Restrictive Covenants are (x) a material and substantial part of this Agreement and the transactions contemplated hereby, (y) supported by adequate consideration and (z) a necessary inducement to Buyer's entering into this Agreement; (v) Buyer's failure to receive the entire goodwill contemplated hereby may have the effect of reducing the value of the Business to Buyer; and (vi) it shall act, and shall use commercially reasonable efforts to cause each other Restricted Party to act, in good faith with respect to the Restrictive Covenants and will not take any action or authorize any Restricted Party to take any action, which would result in noncompliance with the Restrictive Covenants.

(d)  Each of the parties hereto agrees that, if any of the Restrictive Covenants is held to be invalid or not permitted by law in any respect, it is the intention of the parties that such Restrictive Covenant shall not be null and void and but instead shall be narrowly construed to effectuate the intent of the parties to the maximum extent permitted by law.

Section 10.4.  Remedies.

(a)  Seller acknowledges and agrees that Buyer will be irreparably harmed and that there will be no adequate remedy at law for any violation by any Restricted Party of any of the covenants or agreements contained in the Restrictive Covenants.  It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of any such covenants or agreements, Buyer shall have the right to injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the covenants and agreements contained in the Restrictive Covenants, in any court of competent jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

(b)  All of the Restrictive Covenants shall be construed as an agreement independent of any other provision in this Agreement or the Ancillary Agreements, and the existence of any claim or cause of action of any Restricted Party against Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of such covenants.  The parties expressly acknowledge that the terms and conditions of this Article X are independent of the terms and conditions of any other agreements.  It is specifically agreed that the periods set forth in Sections 10.1 and 10.2 during which the Restrictive Covenants shall be effective as to any Restricted Party, shall be computed by excluding from such computation any time during which the Person bound by such agreement or covenant is found by a court of competent jurisdiction to have been in violation of any Restrictive Covenant.

ARTICLE XI.

MISCELLANEOUS

Section 11.1. Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, or one (1) Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)   if to Buyer or Parent:

Cross Country Healthcare Inc.
6551 Park of Commerce Boulevard, N.W.
Suite 200
Boca Raton, Florida 33487
Attention:  General Counsel
Telephone No.: 800-440-5790
Email address: sball@crosscountry.com

with a copy to:

Proskauer Rose LLP
Eleven Times Square
New York, New York  10036
Attention:  Stephen W. Rubin, Esq.
Telephone No: 212-969-3330
Email address: srubin@proskauer.com

(b)   if to Seller, to:

Mr. Peter T. Dameris
Chief Executive Officer and President
On Assignment, Inc.
26745 Malibu Hills Road
Calabasas, CA  91301

with a copy to:

Rhys T. Wilson, Esq.
Nelson Mullins Riley & Scarborough LLP
201 17th Street NW, Suite 1700
Atlanta, GA 30363

Section 11.2. Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”  Whenever the word “or” is used, it shall mean “and/or” unless the context clearly indicates otherwise.  The parties are each represented by legal counsel and have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 11.3. Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 11.4. Entire Agreement.  This Agreement (including the documents and the instruments referred to herein), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 11.5. Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER ANCILLARY AGREEMENT ENTERED INTO IN CONNECTION HEREWITH OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY CLAIM, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER AGREEMENTS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

Section 11.6. Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, provided, however, that Buyer may assign its rights and obligations hereunder to one or more of its Affiliates.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 11.7. Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 11.8. Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or regulation, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 11.9. Certain Understandings.  Each of the parties acknowledges and agrees that it is sophisticated and was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement.

Section 11.10. Confidentiality.

(a) Buyer and Parent hereby agree with Seller that Buyer, Parent and their authorized representatives will not, and that Buyer and Parent will cause their Affiliates not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Seller, disclose or use, any Confidential Information involving or relating to Seller or any of its respective Affiliates (other than Confidential Information relating to the Business); provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof), which is in the public domain or enters into the public domain through no fault of Seller, Parent or Buyer, or is available to Buyer or Parent on a non-confidential basis from a source other than Seller, Seller’s Affiliates or their advisors, provided that such source is not and was not bound by a confidentiality agreement or other legal duty of confidentiality to such parties; and provided, further, that the provisions of this Section 11.10(a) will not prohibit any retention of copies of records or disclosure (i) required by any Applicable Laws so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby.  Buyer and Parent, jointly and severally, agree that they will be responsible for any breach or violation of the provisions of this Section 11.10(a) by any of their authorized representatives.

(b) Seller hereby agrees with Buyer that Seller and its authorized representatives will not, and that Seller will cause its Affiliates not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of Buyer, use in competition with the Business or disclose any Confidential Information, involving or relating to Buyer or Buyer’s Affiliates (including the Business); provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof), which is in the public domain or enters into the public domain through no fault of Seller, Parent or Buyer, or is available to Seller on a non-confidential basis from a source other than Buyer or Parent, their respective Affiliates or their advisors; provided, that such source is not and was not bound by a confidentiality agreement or other legal duty of confidentiality to such parties; and provided, further, that the provisions of this Section 11.10(b) will not prohibit any retention of copies of records or disclosure (i) required by any Applicable Laws so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby.  Seller agrees to be responsible for any breach or violation of the provisions of this Section 11.10(b) by any of its authorized representatives.

         As used herein, “Confidential Information” means all information, matter or thing of a secret, confidential or private nature which is either (x) marked by the disclosing party as “Confidential,” or (y) with respect to which the nature of such information, matter or thing or the circumstances of its disclosure would lead to a reasonable conclusion that such information, matter or thing is confidential.

Section 11.11. Further Assurances.  Each party shall, without further consideration (unless otherwise provided for herein), take such further action (including the execution and delivery of such further documents and instruments and the making or obtaining of any consents not made or obtained prior to the Closing) as the other party reasonably requests in order to carry out the purposes of this Agreement and the Ancillary Agreements.

Section 11.12. Press Releases and Announcements.  No party shall issue any press release or announcement relating to the subject matter of this Agreement without the prior written approval of all other parties; provided, however, that any party may make any public disclosure that is required by law or regulation, including the rules or regulations of the Securities and Exchange Commission, the NYSE or NASDAQ (in which case the disclosing party shall use its commercially reasonable efforts consistent with applicable Law or rule to consult with the other party with respect to the text thereof prior to such disclosure).

Section 11.13. No Third-Party Beneficiaries; Non-Recourse.  This Agreement constitutes an agreement solely among the parties hereto and is not intended to and will not confer any rights, remedies, obligations or liabilities, legal or equitable, including any right of employment, on any Person (including but not limited to any employee or former employee of the Business or any of their respective Subsidiaries) other than the parties hereto and their respective successors or assigns, or otherwise constitute any Person a third-party beneficiary under or by reason of this Agreement.  Nothing in this Agreement, express or implied, is intended to or shall constitute the parties hereto partners or participants in a joint venture.  Only Seller, Parent and Buyer are parties to and bound by the terms of this Agreement; no other Person shall have any liability for any obligations or liabilities of the Seller, Parent or Buyer, as applicable, or the Business under this Agreement of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

Section 11.14. Expenses.  Except as otherwise expressly provided herein or in the any Ancillary Agreement, all fees, costs and expenses incurred in connection with the drafting, negotiation, execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, including the fees and disbursements of legal counsel, financial advisors and accountants (collectively, the “Transaction Expenses”), shall be paid by the party incurring such fee, cost or expense; provided, however, that all Transactions Expenses incurred by the Business shall be paid by Seller at or prior to the Closing.

[END OF TEXT – SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Buyer, Parent and Seller have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ON ASSIGNMENT STAFFING SERVICES, INC.

By:	/s/ Christina Gibson
Name: Christina Gibson
Title: Treasurer & CFO

ASSIGNMENT READY, INC.

By:	/s/ Christina Gibson
Name: Christina Gibson
Title: Treasurer & CFO

ON ASSIGNMENT, INC.

By:	/s/ Peter Dameris
Name: Peter Dameris
Title: President & CEO

LOCAL STAFF, LLC

By:	/s/ William J. Grubbs
Name: William J. Grubbs
Title: President and CEO

CROSS COUNTRY HEALTHCARE, INC.

By:	/s/ Emil Hensel
Name: Emil Hensel
Title: Chief Financial Officer